Exhibit 4.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The following is a summary of the material terms of our securities that are registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and is not intended to be a complete summary of the rights and preferences of such securities. The full text of our second amended and restated certificate of incorporation and amendments thereto, our amended and restated bylaws and the warrant agreements are included as exhibits to the Form 10-K of which this exhibit is a part. You are encouraged to read the applicable provisions of Delaware law, our certificate of incorporation and bylaws (as in effect from time-to-time) and the warrant agreements in their entirety for a complete description of the rights and preferences of our securities.

Authorized Capital

Our authorized capital stock consists of 250 million shares of common stock, par value $0.001 per share, and 15 million shares of preferred stock, par value $0.001 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders. Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors (“Board”) out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding. In the event of our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all of our debts and other liabilities, subject to the liquidation preferences of any preferred stock then outstanding. Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock currently outstanding or that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and non-assessable. Except as described below in “Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law,” holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business, and a vote of the majority of the voting power represented at such meeting at which a quorum is generally required to take action under our certificate of incorporation and bylaws.

Warrants

The Common Warrants were issued in registered form and entitle the registered holder to purchase one share of our common stock at a price equal to $5.50 per share, subject to adjustment as discussed below, terminating at 5:00 p.m., New York City time, on the fifth anniversary of the date of issuance. The Underwriters Warrants were issued in registered form and entitle the registered holder to purchase one share of our common stock at a price equal to $6.875 per share, subject to adjustment as discussed below, terminating at 5:00 p.m., New York City time, on the fifth anniversary of the date of issuance. Holders of Warrants may exercise such warrants on a “cashless” basis if an effective registration statement is not available with respect to the offering of shares of Common Stock upon exercise of such Warrant. In such event, the aggregate number of shares of common stock issuable in such cashless exercise shall be equal to (x) the difference between (i) value of the aggregate number of shares of common stock for which the Warrant is being exercised based on the weighted average price of our common stock as determined in the formula set forth in such Warrant and (ii) the value of the aggregate number of shares of common stock for which the Warrant is being exercised based on the exercise price then in effect, divided by (y) the exercise price then in effect. The exercise price and number of shares of common stock issuable upon exercise of the Warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary dividend on or recapitalization, reorganization, merger or consolidation. The Warrants may be exercised by delivery of a notice of exercise and the aggregate exercise price (assuming no cashless exercise has been elected if an effective registration statement is not available with respect to the offering of shares of Common Stock upon exercise of such Warrant) to us as specified in such Warrant. Holders of Warrants do not have the rights or privileges of holders of common stock and any voting rights until they exercise their Warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Preferred Stock

Our Board is authorized, without action by the stockholders, to designate and issue up to 15 million shares of preferred stock in one or more series. In the past our Board has designated series lettered A through K and issued shares in those series. Only preferred shares in the series designated C have shares issued and outstanding. Our Board can fix or alter the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting a class or series. The issuance of preferred stock could, under certain circumstances, result in one or more of the following adverse effects:

●	decreasing the market price of our common stock
●	restricting dividends on our common stock;
●	diluting the voting power of our common stock;
●	impairing the liquidation rights of our common stock; or
●	delaying or preventing a change in control of us without further action by our stockholders.

Our Board will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders.

Series C Preferred Stock

For a discussion of the terms of our Series C Preferred Stock, see Note 7 to our audited financial statements, Stockholders’ Equity, incorporated in this document by reference.

Anti-Takeover Provisions Under Our Charter and Bylaws and Delaware Law

Certain provisions of Delaware law, our certificate of incorporation and our bylaws (each as currently in effect) contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our Board. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Amended and Restated Certificate of Incorporation

Undesignated Preferred Stock. Our Board has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Special Meetings of Stockholders. Our bylaws provide that special meetings of our stockholders may be called only by our Chairman of the Board, our president or our Board, thus prohibiting a stockholder from calling a special meeting. This provision might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Board Vacancies Filled Only by Majority of Directors. Vacancies and newly created seats on our Board may be filled only by a majority of the directors then in office. Only our Board may determine the number of directors on our board. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our Board makes it more difficult to change the composition of our Board, but these provisions promote a continuity of existing management.

No Cumulative Voting. The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws do not expressly provide for cumulative voting.

Directors Removed Only by Special Meeting of Stockholders. A director can be removed only by the affirmative vote of a majority of the votes of the issued and outstanding stock entitled to vote for the election of directors of the corporation given at a special meeting of the stockholders called and held for this purpose.

Amendment of Charter Provisions. In order to amend certain of the above provisions in our certificate of incorporation and our bylaws, the Board is expressly authorized to adopt, alter or repeal the bylaws, subject to the rights of the stockholders entitled to vote. Stockholders can vote at any stockholder meeting and repeal, alter, or amend the bylaws by the affirmative vote of a majority of the stockholders entitled to vote in such meeting.

Delaware Anti-takeover Statute

We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interest stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions in which the interested stockholder receives or could receive a financial benefit on other than a pro rata basis with other stockholders. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. This provision has an anti-takeover effect with respect to transactions not approved in advance by our Board, including discouraging takeover attempts that might result in a premium over the market price for the shares of our market price. With approval of our stockholders, we could amend our amended and restated certificate of incorporation in the future to avoid the restrictions imposed by this anti-takeover law.

The provisions of Delaware law and our amended and restated certificate of incorporation could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

Our transfer agent and registrar for our capital stock is Computershare Limited. The transfer agent’s address is 8742 Lucent Blvd., Suite 225, Highland Ranch, CO 80129, and its telephone number is (303) 262-0600.